THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON SEPTEMBER 17, 2002, PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No: ______)

Megapro Tools, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

58515X 10 3
(CUSIP Number)

Dennis Crowley
President
PNC Tool Holdings, LLC
5030 Champion Boulevard Suite 6-272
Boca Raton, Florida 33496
(561)999-9011
(Name, address and telephone number of person
authorized to receive notices and communications)

September 6, 2002
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box: ☒

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP NO. 5815X 10 3	13D	PAGE 2 OF 9 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dennis Crowley

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☒
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		6,005,561
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
9,548,842 See Item 5.

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,005,561

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0%

(14)	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 5815X 10 3	13D	PAGE 3 OF 9 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PNC Tool Holdings, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☒
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

	(7)	SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		6,005,561
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
9,548,842 See Item 5.

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,005,561

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.0%

(14)	TYPE OF REPORTING PERSON*
OO

CUSIP NO. 5815X 10 3	13D	PAGE 4 OF 9 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
U.S. Industries, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☒
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		3,543,281
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
9,548,842 See Item 5.

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,543,281

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.5%

(14)	TYPE OF REPORTING PERSON*
CO

CUSIP NO. 5815X 10 3	13D	PAGE 5 OF 9 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
USI Global Corp.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☒
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		3,543,281
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
9,548,842 See Item 5.

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,543,281

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.5%

(14)	TYPE OF REPORTING PERSON*
CO

Page 6 of 9 Pages

Schedule 13D

Item 1. Security and Issuer.

     This Statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Megapro Tools, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Company”). The address of the principal executive office of the Company is 2200 Corporate Boulevard, Suite 314, Boca Raton, Florida 33431.

Item 2. Identity and Background.

     (a, b, c and f) This Statement is being filed by (i) Dennis Crowley, an individual resident of the United States, and (ii) PNC Tool Holdings, LLC, a Nevada limited liability company (“PNC”), the principal business of which is to hold certain investments, including the investment in the Company. Pursuant to certain provisions in the Stockholders’ Agreement described in Item 6, Crowley, PNC, U.S. Industries, Inc., a Delaware corporation (“USI”), and USI Global Corp., a Delaware corporation (“USI Global” and together with USI, the “Other Filers”) may be deemed to be members of a group. To the knowledge of Crowley and PNC, USI is a corporation organized under the laws of Delaware, the principal business of which is the manufacturing and marketing of bath and plumbing products, and USI Global is a corporation organized under the laws of Delaware, is a wholly owned subsidiary of USI, and as its principal business holds certain investments, including the investment in the Company. The principal office of Dennis Crowley and PNC Tool Holdings, LLC is 5030 Champion Boulevard, Suite 6-272, Boca Raton, Florida 33495. To the knowledge of Crowley and PNC, the principal office of each of USI and USI Global is 777 S. Flagler Drive, Suite 1108, West Palm Beach, Florida 33401. Crowley is the sole owner and principal officer of PNC, and is a Directors and the Chief Executive Officer, President, Treasurer and Secretary of the Company. Crowley, PNC and the Other Filers are referred to herein collectively as the “Reporting Persons.”

     (d and e) During the last five years, none of Crowley, PNC, and to the knowledge of Crowley and PNC, none of the Other Filers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On August 23, 2002, USI Mayfair Limited, a corporation organized under the laws of England and a wholly-owned subsidiary of USI Global (“USI Mayfair”), the Company and S and J Acquisition Corp., a Florida corporation and a wholly-owned subsidiary of the Company entered into a Stock Purchase Agreement pursuant to which the Company acquired all of the issued and outstanding shares of Spear & Jackson PLC and its affiliate Bowers Group PLC from USI Mayfair in exchange for 3,543,281 shares of Common Stock of the Company and promissory notes in the principal amount of £150,000. The transaction closed on September 6, 2002. On September 6, 2002, USI Mayfair assigned the shares of Common Stock of the Company held by it to USI Global.

     In connection with the closing of the transaction, the Company sold in a private placement to PNC 6,005,561 shares of Common Stock of the Company in consideration of $2,000,000.

Page 7 of 9 Pages

Item 4. Purpose of Transactions

     Each of Crowley and PNC, and to the knowledge of Crowley and PNC, each of the Other Filers currently intend to hold the shares of Common Stock of the Company for investment purposes. Neither Crowley nor PNC and to the knowledge of Crowley and PNC, none of the Other Filers has any current intention to purchase additional shares of Common Stock. Other than as discussed herein, neither Crowley nor PNC and to the knowledge of Crowley and PNC, none of the Other Filers has any plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)  PNC is the beneficial owner of 6,005,561 shares of Common Stock, representing 50.0% of the outstanding shares of Common Stock and through certain provisions in the Stockholders’ Agreement described in Item 6 herein may be deemed to be the beneficial owner of an additional 3,543,281 shares of Common Stock, representing 29.5% of the outstanding shares of Common Stock. Crowley, as the sole owner and principal of PNC, is the beneficial owner of 6,005,561 shares of Common Stock and through certain provisions in the Stockholders’ Agreement described in Item 6 herein may be deemed to be the beneficial owner of an additional 3,543,281 shares of Common Stock. To the knowledge of Crowley and PNC, USI Global is the beneficial owner of 3,543,281 shares of Common Stock and through certain provisions in the Stockholders’ Agreement described in Item 6 herein may be deemed to be the beneficial owner of an additional 6,005,561 shares of Common Stock. To the knowledge of Crowley and PNC, USI through its 100% subsidiary, USI Global, is the owner of 3,543,281 shares of Common Stock and through certain provisions in the Stockholders’ Agreement described in Item 6 herein may be deemed to be the beneficial owner of an additional 6,005,561 shares of Common Stock. Each of Crowley and PNC disclaim the beneficial ownership of 3,543,281 shares of Common Stock beneficially owned by each of the Other Filers. To the knowledge of Crowley and PNC, each of the Other Filers disclaim the beneficial ownership of 6,005,561 shares of Common Stock beneficially owned by Crowley and PNC.

     (b)  Each of Crowley and PNC may be deemed to share the power to vote or direct the vote of 6,005,561 shares of Common Stock. To the knowledge of Crowley and PNC, each of the Other Filers may be deemed to share the power to vote or direct the vote of 3,543,281 shares of Common Stock. Through certain provisions in the Stockholders’ Agreement described in Item 6 herein, each of Crowley and PNC and to the knowledge of Crowley and PNC, each of the Other Filers may be deemed to share the power to dispose or direct the disposition of 9,548,842 shares of Common Stock.

     (c)  With respect to Crowley and PNC, none in addition to the transactions described in Item 3. and with respect to the Other Filers, to the knowledge of Crowley and PNC, none in addition to the transactions described in Item 3.

     (d-e) Not applicable.

Page 8 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     (a)  In the Stockholders’ Agreement dated as of September 6, 2002 by and among the Company, USI Mayfair, PNC and Crowley (the “Stockholders’ Agreement”), USI Mayfair, PNC and Crowley (the “Stockholders”) agree that except under certain circumstances, including transfers from any Stockholder to any Affiliate of such Stockholder, they will not transfer any Company Securities for two years beginning on September 6, 2002. On September 6, 2002, USI Mayfair transferred all of the Company Securities owned by it along with all of its rights under the Stockholders’ Agreement to USI Global.

     Capitalized terms not defined in this Item 6(a) shall have the meanings assigned to them in the Stockholders’ Agreement.

     In addition, the Stockholders’ Agreement grants “tag-along rights” to each of the Stockholders. The “tag-along rights” state that if at any time after the Lock-up Period, any of the Stockholders propose to transfer Company Securities where the consideration being paid for such Company Securities is in excess of $10,000, the transferor shall give written notice to the Other Stockholders and the Other Stockholders may request to include all or a portion of their Company Securities in such transfer.

     (b)  The Company, USI Mayfair and PNC have entered into a Registration Rights Agreement dated as of September 6, 2002 pursuant to which the holders of the Common Stock issued or issuable to USI Mayfair and the holders of the Common Stock beneficially owned by PNC as of September 6, 2002, have certain demand and piggyback registration rights with respect to such shares of Common Stock. All of USI Mayfair’s rights under the Registration Agreement have been transferred to USI Global.

Item 7. Material to be Filed as Exhibits.

1.	Stock Purchase Agreement dated as of August 23, 2002 among USI Mayfair Limited, Megapro Tools, Inc. and S and J Acquisition Corp. (incorporated herein by reference to the Company’s Form 8-K filed on September 9, 2002)

2.	Stockholders’ Agreement dated as of September 6, 2002, among USI Mayfair Limited, Megapro Tools, Inc. PNC Tool Holdings, LLC and Dennis Crowley (incorporated herein by reference to the Company’s Form 8-K filed on September 9, 2002)

3.	Registration Rights Agreement dated as of September 6, 2002 among Megapro Tools, Inc., USI Mayfair Limited and PNC Tool Holdings, LLC (incorporated herein by reference to the Company’s Form 8-K filed on September 9, 2002)

Page 9 of 9 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 16, 2002	PNC TOOL HOLDINGS, LLC

By: /s/ Dennis Crowley

Name: Dennis Crowley Title:President

Dated as of September 16, 2002	/s/ Dennis Crowley

Dennis Crowley